UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42365Q103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

654,121

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

654,121

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

654,121

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	42365Q103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

654,121

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

654,121

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

654,121

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	42365Q103

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A common stock, par value $0.0001 (the "Class A Common Stock"), of Hemisphere Media Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 4000 Ponce de Leon Boulevard, Suite 650, Coral Gables, FL.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Class A Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Class A Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares reported represent 433,783 shares of Class A Common Stock and 440,676 warrants exercisable for 220,338 shares of Class A Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Class A Common Stock and warrants exercisable for Class A Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $5,689,856.  The Class A Common Stock and warrants were purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 654,121 shares of Class A Common Stock, constituting 5.23% of the shares of Class A Common Stock, based upon 12,508,151 shares of Class A Common Stock outstanding as of June 16, 2016, based on the information set forth in the Quarterly Report on 10-Q for the quarterly period ended March 31, 2016 filed by the Issuer on May 9, 2016, adjusted for the repurchase of 2,800,000 shares as set forth in the Form 8-K filed on June 8, 2016, and for warrant ownership.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Class A Common Stock; has the shared power to vote or direct the vote of 654,121 shares of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class A Common Stock; and has the shared power to dispose or direct the disposition of 654,121 shares of Class A Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Class A Common Stock; has the shared power to vote or direct the vote of 654,121 shares of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class A Common Stock; and has the shared power to dispose or direct the disposition of 654,121 shares of Class A Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Class A Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 16, 2016, relating to the Class A Common Stock, par value $0.0001 of Hemisphere Media Group, Inc. shall be filed on behalf of the undersigned.

June 16, 2016
     (Date)

Edenbrook Capital, LLC
By:  /s/ Jonathan Brolin
       Jonathan Brolin, Managing Member

Jonathan Brolin
      /s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
04/18/16	Class A Common	2,500		12.64
04/20/16	Class A Common	2,500		12.59
04/21/16	Class A Common	2,500		12.53
04/21/16	Class A Common	2,500		12.41
04/22/16	Class A Common	200		12.30
04/25/16	Class A Common	2,500		12.26
04/26/16	Class A Common	3,900		12.10
04/27/16	Class A Common	3,885		11.95
04/29/16	Class A Common	400		11.74
05/02/16	Class A Common	2,754		11.84
05/03/16	Class A Common	2,415		11.69
05/03/16	Class A Common Stock Warrants	20,000		0.38
05/04/16	Class A Common	2,700		11.49
05/04/16	Class A Common Stock Warrants	162,500		0.37
05/04/16	Class A Common Stock Warrants	73,000		0.35
05/09/16	Class A Common	3,853		11.64
05/10/16	Class A Common	2,033		11.60
05/11/16	Class A Common	1,751		11.58
05/12/16	Class A Common	2,216		11.53
05/13/16	Class A Common	3,002		11.45
05/13/16	Class A Common Stock Warrants	10,278		0.37
05/16/16	Class A Common	2,500		11.43
05/16/16	Class A Common	2,998		11.44
05/17/16	Class A Common	4,000		11.17
05/17/16	Class A Common Stock Warrants	35,000		0.36
05/18/16	Class A Common Stock Warrants	100,500		0.39
05/19/16	Class A Common	2,000		10.90
05/19/16	Class A Common Stock Warrants	23,500		0.36
05/23/16	Class A Common	2,000		10.65
05/23/16	Class A Common Stock Warrants	13,398		0.34
05/25/16	Class A Common Stock Warrants	2,500		0.33
06/09/16	Class A Common	21,000		11.22
06/10/16	Class A Common	9,000		11.20
06/13/16	Class A Common	10,000		11.06
06/13/16	Class A Common	5,000		11.11
06/14/16	Class A Common	4,000		10.95
06/14/16	Class A Common	2,100		10.94

SK 27438 0001 7187147